SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	31st March 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Purchase of Own Shares dated 28th February 2005

99.2	Purchase of Own Shares dated 1st March 2005

99.3	Purchase of Own Shares dated 2nd March 2005

99.4	Purchase of Own Shares dated 3rd March 2005

99.5	Purchase of Own Shares dated 4th March 2005

99.6	Purchase of Own Shares dated 7th March 2005

99.7	Purchase of Own Shares dated 8th March 2005

99.8	Purchase of Own Shares dated 9th March 2005

99.9	Purchase of Own Shares dated 10th March 2005

99.10	Purchase of Own Shares dated 11th March 2005

99.11	Notification of Major Interest in Shares dated 14th March 2005

99.12	Notification of Major Interest in Shares dated 14th March 2005

99.13	Purchase of Own Shares dated 14th March 2005

99.14	Purchase of Own Shares dated 15th March 2005

99.15	Purchase of Own Shares dated 16th March 2005

99.16	Purchase of Own Shares dated 17th March 2005

99.17	Purchase of Own Shares dated 21st March 2005

99.18	Purchase of Own Shares dated 22nd March 2005

99.19	Purchase of Own Shares dated 23rd March 2005

99.20	Purchase of Own Shares dated 29th March 2005

99.21	Purchase of Own Shares dated 30th March 2005